FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2004

MULTICANAL S.A.
(Exact name of Registrant as specified in its charter)

MULTICHANNEL S.A..
(Translation of Registrant’s Name Into English)

Avalos 2057
(1431) Buenos Aires, Argentina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   x                            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.

Yes                                               No    x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

Buenos Aires, March 16, 2004

Messrs.
Buenos Aires Stock Exchange

Ref.: Multicanal S.A. s/ Acuerdo Preventivo Extrajudicial

Dear Sirs:

Martín G. Ríos, in my capacity as Person in Charge of Market Relations on behalf of Multicanal S.A. (the “Company”), proof of such representation previously filed, with a registered domicile established for this presentation at Hipólito Yrigoyen 1628, 2nd Floor, Federal Capital City, Tel. 4375-3629 Fax 4375-2580, addresses this letter to you in relation to the notification dated January 29, 2004 with respect to the filing by the Company’s Board of Directors of a legal proceeding under Section 304 of the United States Bankruptcy Code for purposes of obtaining recognition of and giving effect to court approval proceedings for the acuerdo preventivo extrajudicial reached by the Company in Argentina.

In such legal proceeding Argentinian Recovery Company LLC (an affiliate of W.R. Huff Fund, hereinafter, “ARC”) preliminarily sought a declaration that its rights as a holder of negotiable obligations issued by the Company and placed, among other markets, in the United States, pursuant to indentures subject to the United States Trust Indenture Act cannot, as a matter of law, be impaired by a foreign bankruptcy proceeding, and that for that reason the abovementioned Section 304 proceeding should not be applicable in the case of Multicanal S.A.

We notify you that on March 12, 2004 such preliminary motion was denied by the U.S. Bankruptcy Court. Accordingly, the Section 304 proceeding is continuing and any other relevant event related to such proceeding will be notified.

Yours sincerely,	Martín G. Ríos

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 17, 2004	MULTICANAL S.A. By: /s/ Adrian Mezaros Adrian Mezaros Chief Financial Officer